July 29, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AllianceBernstein Multi-Manager Alternative Fund

    File Nos. 333-197049 and 811-22671

    Pre-Effective Amendment No. 1

Dear Commissioners:

    Pursuant to Rule 461 under the Securities Act of 1933, AllianceBernstein Multi-Manager Alternative Fund (the “Registrant”) requests acceleration of the effective date of Pre-Effective Amendment No. 1 to its Registration Statement on Form N-2 (File No. 333-197049) (the “Amendment”) so that the Amendment is declared effective on July 31, 2014, or as soon as practicable thereafter. Sanford C. Bernstein & Company, LLC and AllianceBernstein Investments, Inc., the principal distributors of the Registrant, hereby join in its request for acceleration of the effectiveness of the Amendment.

    If this request is granted, we respectfully request that we be notified by telephone at the time of effectiveness, and that such effectiveness also be confirmed in writing. Please call Katherine McGavin of Willkie Farr & Gallagher LLP at (212) 728-8806.

    The Registrant hereby acknowledges that, if the Securities and Exchange Commission (the “Commission”) (or its staff, acting pursuant to delegated authority) declares the filing effective, such action:

(i)	does not foreclose the Commission from taking any action with respect to the filing;

AllianceBernstein Investments, Inc.

1345 Avenue of the Americas, New York, NY   10105 (212) 969-1000     www.alliancebernstein.com/investments

July 29, 2014

(ii)	does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	may not be asserted by the Registrant as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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July 29, 2014

    Very truly yours,

AllianceBernstein Multi-Manager Alternative Fund

By:	/s/ Emilie D. Wrapp
Name: Emilie D. Wrapp
Title: Secretary

Sanford C. Bernstein & Company, LLC

By:	/s/ David Lesser
Name: David Lesser
Title: Assistant Secretary

AllianceBernstein Investments, Inc.

By:	/s/ Emilie D. Wrapp
Name: Emilie D. Wrapp
Title: Assistant Secretary